***A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offers or sales are not permitted.***



ARC | INCOME FUNDS

# AR Capital BDC Income Fund

Institutional Use Only

Realty Capital Securities, LLC (Member FINRA/SIPC), is the principal underwriter of the Fund. Realty Capital Securities, LLC One Beacon Street, 14th Floor, Boston, MA 02108

# Investment Objective



The AR Capital BDC Income Fund's (the "Fund") investment objective is to provide a high level of income, with the potential for capital appreciation. The Fund will invest substantially all (and under normal market conditions, at least 80%), of its net assets in common stocks and other equity securities of BDCs that are traded on one or more nationally recognized securities exchanges.

## What is a Business Development Company ("BDC")



► BDCs are an investment company that primarily invest or lend to small and middle-market companies in the United States

► Created by Congress in 1980 to facilitate increased capital flows to small and mid-sized U.S. businesses

► A pass-through entity – no taxation at BDC level on distributed income

► BDCs must distribute at least 90% of income and capital gains

# BDC Investment Opportunity



► BDC industry is comprised of approximately 44 issuers and $31 BN of market capitalization [1]

► Expected to grow to $250BN of market cap over the next decade [2]

► BDC industry is expected to grow due to:

   ► High current income

   ► Liquid access to an illiquid asset class

   ► Reduced competition in the middle market from banks

► Small market cap of BDCs and lack of deep analyst coverage

   ► Opportunity to generate alpha

(1)  Bloomberg
(2)  Wells Fargo Research

# BDC Investment Opportunity (cont.)



▶ Favorable regulatory backdrop for BDCs includes:

    ▶ Large commercial banks exiting middle market lending

    ▶ Dodd Frank and Volker Rule may limit alternative loan investment vehicles

    ▶ BDC friendly legislation pending in US House and Senate

▶ BDCs showed strong credit performance during Great Recession

    ▶ Commercial bank losses ran to 248 bps per year vs. 62 bps for BDCs [1]

(1) JMP Securities

# BDC Investment Opportunity



Since 2007 the Wells Fargo BDC Index has outperformed the S&P 500 and the Dow Jones Equity REIT index.



Source: Bloomberg

# BDC Investment Universe (Equity)



| Ticker | Company Name | Ticker | Company Name |
|---|---|---|---|
| ARCC | ARES CAPITAL CORP | TINY | HARRIS & HARRIS GROUP INC |
| GBDC | GOLUB CAPITAL BDC INC | HCAP | HARVEST CAPITAL CREDIT CORP |
| HTGC | HERCULES TECHNOLOGY GROWTH | HRZN | HORIZON TECHNOLOGY FINANCE C |
| MCC | MEDLEY CAPITAL CORP | KED | KAYNE ANDERSON ENERGY DEVELO |
| MVC | MVC CAPITAL INC | KCAP | KCAP FINANCIAL INC |
| NMFC | NEW MOUNTAIN FINANCE CORP | KFN | KKR FINANCIAL HOLDINGS LLC |
| PNNT | PENNANTPARK INVESTMENT CORP | KIPO | KEATING CAPITAL INC |
| TCPC | TCP CAPITAL CORP | MAIN | MAIN STREET CAPITAL CORP |
| TCRD | THL CREDIT INC | MCGC | MCG CAPITAL CORP |
| ACAS | AMERICAN CAPITAL LTD | TAXI | MEDALLION FINANCIAL CORP |
| AINV | APOLLO INVESTMENT CORP | MRCC | MONROE CAPITAL CORP |
| BKCC | BLACKROCK KELSO CAPITAL CORP | NGPC | NGP CAPITAL RESOURCES CO |
| CSWC | CAPITAL SOUTHWEST CORP | OFS | OFS CAPITAL CORP |
| FDUS | FIDUS INVESTMENT CORP | PFLT | PENNANTPARK FLOATING RATE CA |
| FSC | FIFTH STREET FINANCE CORP | PSEC | PROSPECT CAPITAL CORP |
| FSFR | FIFTH STREET SENIOR FLOATING | SAR | SARATOGA INVESTMENT CORP |
| SVVC | FIRSTHAND TECHNOLOGY VALUE | SLRC | SOLAR CAPITAL LTD |
| FULL | FULL CIRCLE CAPITAL CORP | SUNS | SOLAR SENIOR CAPITAL LTD |
| GARS | GARRISON CAPITAL INC | SCM | STELLUS CAPITAL INVESTMENT C |
| GLAD | GLADSTONE CAPITAL CORP | TICC | TICC CAPITAL CORP |
| GAIN | GLADSTONE INVESTMENT CORP | TCAP | TRIANGLE CAPITAL CORP |
| GSVC | GSV CAPITAL CORP | WHF | WHITEHORSE FINANCE INC |

Source: Bloomberg

ARC│INCOME FUNDS          www.arcincomefunds.com          866.271.9244

# BDC Investment Universe (Debt)



| Ticker | Issue | Amt. Outstanding | Maturity | Coupon | Yield |
|--------|-------|------------------|----------|--------|-------|
| AFC Pfd | ALLIED CAPITAL CORP | 230,000,000 | 4/15/2047 | 6.88% | 7.04% |
| ARN Pfd | ARES CAPITAL CORP | 143,750,000 | 2/15/2022 | 7.00% | 6.75% |
| ARU Pfd | ARES CAPITAL CORP | 182,500,000 | 10/1/2022 | 5.88% | 5.81% |
| ARY Pfd | ARES CAPITAL CORP | 200,000,000 | 10/15/2040 | 7.75% | 7.38% |
| aib pfd | APOLLO INVESTMENT CORP | 150,000,000 | 10/15/2042 | 6.63% | 7.17% |
| aiy pfd | APOLLO INVESTMENT CORP | 150,000,000 | 7/15/2043 | 6.88% | 7.29% |
| gainp pfd | GLADSTONE INVESTMENT COR | 40,000,000 | 2/28/2017 | 7.13% | 6.77% |
| gladp pfd | GLADSTONE CAPITAL CORP | 38,497,050 | 12/31/2016 | 7.13% | 6.84% |
| FSCE Pfd | FIFTH STREET FINANCE COR | 75,000,000 | 10/30/2024 | 5.88% | 6.04% |
| FSCFL Pfd | FIFTH STREET FINANCE COR | 75,000,000 | 4/30/2028 | 6.13% | 6.56% |
| FULLL Pfd | FULL CIRCLE CAPITAL CORP | 18,750,000 | 6/30/2020 | 8.25% | 7.88% |
| HTF Pfd | HORIZON TECHNOLOGY FINAN | 33,000,000 | 3/15/2019 | 7.38% | 7.15% |
| HTGY Pfd | HERCULES TECHNOLOGY GROW | 85,900,000 | 9/30/2019 | 7.00% | 6.70% |
| HTGZ Pfd | HERCULES TECHNOLOGY GROW | 84,490,000 | 4/30/2019 | 7.00% | 6.80% |
| KAP Pfd | KCAP FINANCIAL INC | 36,000,000 | 9/30/2019 | 7.38% | 7.06% |
| MCQ Pfd | MEDLEY CAPITAL CORP | 40,000,000 | 3/30/2019 | 7.13% | 6.84% |
| MCV Pfd | MEDLEY CAPITAL CORP | 63,500,000 | 3/30/2023 | 6.13% | 6.29% |
| MSCA Pfd | MAIN STREET CAPITAL CORP | 80,000,000 | 4/1/2023 | 6.13% | 6.20% |
| MVCB Pfd | MVC CAPITAL INC | 80,000,000 | 1/15/2023 | 7.25% | 7.09% |
| PNTA Pfd | PENNANTPARK INVESTMENT C | 67,500,000 | 2/1/2025 | 6.25% | 6.38% |
| PRY Pfd | PROSPECT CAPITAL CORP | 100,000,000 | 11/15/2022 | 6.95% | 6.66% |
| SAQ Pfd | SARATOGA INVESTMENT CORP | 48,300,000 | 5/31/2020 | 7.50% | 7.46% |
| SLRA Pfd | SOLAR CAPITAL LTD | 100,000,000 | 11/15/2042 | 6.75% | 7.56% |
| TCC Pfd | TRIANGLE CAPITAL CORP | 69,000,000 | 3/15/2019 | 7.00% | 6.82% |
| TCCA Pfd | TRIANGLE CAPITAL CORP | 70,000,000 | 12/15/2022 | 6.38% | 6.44% |
| | | 2,261,187,050 | | 6.87% | 6.84% |

► Baby Bonds issues could also be included in the Mutual Fund, subject to the 15% cap on illiquid securities.

► BDCA Adviser would proactively approach select BDCs about financing Baby Bond issues.

# BDCA Adviser Investment Approach



► Value investor approach

 ► Looking to add to positions on equity offerings and non-fundamental market dips

► Follow an algorithmic approach to predict dilutive equity offerings

► Proactively work with BDCs and underwriters

 ► i.e. purchase follow-on equity offerings at discounts

# BDCA Adviser Investment Approach (cont.)



Factors used to evaluate each BDC:

| BDC Investment Factors | | |
| --- | --- | --- |
| Dividend yield | Quarterly originations | Unused investment capacity |
| Price-to-book | Yield on new investments | Quality of management |
| Price/Earnings | Yield on repaid investments | Quality of underwriting |
| Debt/Equity | Avg yield of portfolio | Business model differentiation |
| Return on assets | Churn | Management fees |
| Effective Leverage | Portfolio composition changes | Historical stock performance |
| Total Investments | Non accrual % | Equity % |
| Dividend coverage (GAAP) | Vintage risk | Fixed rate % |
| Dividend coverage (Cash) | Historical credit loss rate | Floating rate % |
| Senior % | NAV upside potential | Sponsored % |
| Subordinated % | Cost of debt | Avg Investment Size |
| Management Structure | CLOs % of AUM | |

# BDCA Adviser Investment Approach (cont.)



BDCA has built a proprietary financial model to analyze key BDCs

| ARCC | | 2012 | | | | CY | 2013 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2011 | 1Q | 2Q | 3Q | 4Q | 2012 | 1Q | 2Q | 3Q | 4Q |
| Net operating income (NOI) | $289.9 | $79.8 | $87.9 | $91.5 | $89.7 | $348.9 | $85.9 | $93.6 | | |
| PIK income | (28.0) | (7.1) | (6.6) | (5.7) | (5.6) | (25.0) | (6.1) | (4.5) | | |
| Adjusted NOI | $261.9 | $72.7 | $81.3 | $85.8 | $84.1 | $323.9 | $79.8 | $89.1 | | |
| Cash Dividend | 277.2 | 82.3 | 72.4 | 89.3 | 94.5 | 338.5 | 90.1 | 97.2 | | |
| Dividend coverage ratio | 0.94x | 0.88x | 1.12x | 0.96x | 0.89x | 0.96x | 0.89x | 0.92x | | |
| PIK % NOI | 9.7% | 8.9% | 7.5% | 6.2% | 6.2% | 7.2% | 7.1% | 4.8% | | |

# About BDCA Adviser



## BDCA Adviser, LLC

Established in 2010 and currently manages the Business Development Corporation of America, a public, non-traded business development company ("BDC").

Mr. Grunewald will also serve at Portfolio Manager for the Fund. Additionally, Shiloh Bates will serve as senior analyst for the Fund. Collectively, Messrs. Grunewald and Bates have over 35 years of investment management, security selection and capital markets experience. The Adviser also employs senior and junior analysts who will assist in fund management.

# Investment Team





ROBERT
GRUNEWALD
*Chief Investment Officer*
*BDCA Adviser, LLC*

Mr. Grunewald brings a broad and diverse skill-set to the portfolio with experience in middle market finance, business development companies and asset management. Within the finance industry, he has participated as a lender, investment banker, M&A advisor, portfolio manager and hedge fund manager.

Mr. Grunewald managed a number of high profile transactions, including initial public offerings and secondary equity offerings for some of the largest publicly-traded BDCs and finance companies including Ares Capital, Capital Source, American Capital Strategies, Allied Capital, and Gladstone Capital.

He received a BBA from University of Notre Dame in 1984 and his MBA from Georgia State University.



SHILOH BATES
*Head of Structured Products*
*BDCA Adviser, LLC*

Mr. Bates currently serves as a senior analyst for Business Development Corporation of America ("BDCA"). Prior to BDCA, Mr. Bates was a senior credit analyst at Canaras Capital Management for two years, focusing on leveraged loans and mezzanine CLO structured products.

Prior to Canaras, Mr. Bates was a senior credit analyst at Four Corners Capital Management for five years, managing a $900 million portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts, and closed-end funds.

Mr. Bates holds a bachelor's in political science from Virginia Tech, a master's of public policy from Harvard University, John F. Kennedy School of Government, a master's of financial mathematics from the University of Chicago and a master's of statistics from Columbia University. Mr. Bates also served in the U.S. Army Reserves Special Operations Command as a specialist for six years.

# Why BDCA Adviser



▶ Possesses a unique perspective on the industry

▶ Follows other BDCs closely

   ▶ i.e. partnerships with high quality BDCs in middle market club transactions

▶ Market intelligence

   ▶ Knowledge of existing loans owned by other BDCs

   ▶ Foresight on trends

   ▶ Close access to industry contacts

▶ Robert Grunewald, CIO's expertise in BDC industry

# AR Capital BDC Income Fund



| | |
|---|---|
| Fund Structure | Series of an open-end management investment company |
| Dividends | Quarterly |
| Adviser/Sub-adviser | National Fund Advisors/BDCA Adviser |
| Distributor | Realty Capital Securities |
| Admin/Transfer Agent | RCS Advisory Services/Gemini Funds Services |

# AR Capital BDC Income Fund



Sales Charge Schedule (Class A Shares)

| Amount of Purchase | Initial Sales Charge as a % of Public Offering Price [1] | Initial Sales Charge as a % of Net Amount Invested | Reallowance to Dealers as % of Public Offering Price [1] |
|---|---|---|---|
| Less than $100,000 | 4.50% | 4.71% | 4.00% |
| $100,000 but less than $250,000 | 3.75% | 3.90% | 3.50% |
| $250,000 but less than $500,000 | 2.75% | 2.83% | 2.50% |
| $500,000 but less than $1,000,000 | 2.25% | 2.30% | 2.00% |
| $1,000,000 and above [2] | None | None | None |

(1) Offering price includes the initial sales charge. The initial sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculation used to determine your initial sales charge.
(2) Generally, no CDSC is imposed upon the sale of Class A shares. However, if you invest $1 million or more in Class A shares, you may pay a CDSC equal to 1% of the current NAV or the original cost of the shares that you sell, whichever is less, if you redeem your shares within one year of purchase.

# AR Capital BDC Income Fund



| Shareholder Expense – Class A Shares | |
|---|---|
| Maximum Sales Charge (as a % of offering price) | 4.50% |
| Management Fee | 0.90% |
| Servicing Fee | 0.25% |
| Net Expense Ratio [1] | 1.50% |

(1)National Fund Advisors, LLC, the Fund's investment adviser (also referred to herein as "NFA" or the "Adviser") has contractually agreed to waive a portion or all of its management fees equal to 0.66% and pay Fund expenses (excluding acquired fund fees and expenses, interest, taxes and extraordinary expenses) in order to limit the Other Expenses to 0.35% of average daily net assets of the Fund's shares (the "Expense Cap"). The Expense Cap will remain in effect through at least July 5, 2015, and may be terminated before that date only by the Board of Trustees (the "Board") of the Realty Capital Income Funds Trust (the "Trust"). The Adviser may recoup any previously waived fees and paid expenses from the Fund pursuant to this agreement for three years from the date they were waived or paid, subject to the Expense Cap.

# For More Information



We invite you to learn more about the AR Capital BDC Income Fund.

- Contact us at 866-271-9244
- Visit us at: www.arcincomefunds.com

*This is not an offer or solicitation for the purchase or sale of any financial instrument. It is presented only informational purposes. Information and statements concerning financial market trends are based on current market conditions, which will fluctuate. References to specific securities and issuers are for illustrative purposes only and are not intended to be, and should not be interpreted as, recommendations to purchase or sell such securities.*

*These slides are not intended to be used to make any specific recommendations or imply/guarantee any type of market performance for the assets categories discussed. The information contained in these slides was taken from third-party sources that we believe to be reliable, but cannot guarantee its accuracy or completeness.*

*Performance data quoted herein represents past performance, and past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.*

*Prospective investors should consider the investment objectives, risks, and charges and expenses of the AR Capital BDC Income Fund carefully before investing. The Fund's preliminary prospectus contains information about these important issued as well as other information about the Fund. A preliminary prospectus for the Fund may be obtained by calling (877) 373 - 2522 or writing us in care of: AR Capital BDC Income Fund, 405 Park Avenue, New York, NY, 10022. Please read the preliminary prospectus carefully before investing.*